UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.
Publicly-Held Company with Authorized Capital
CNPJ: 06.948.969/0001-75
NIRE: 35.300.316.584

NOTICE TO SHAREHOLDERS

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in addition to the Material Fact disclosed by the Company on June 16, 2021 and to the Notices to Shareholders disclosed by the Company on June 16 and 23, 2021, in which it informed the market about the next steps for the consummation of the business combination of Linx and STNE Participações S.A. (“STNE” and “Transaction”), pursuant to the “Protocol and Justification of the Merger of Shares issued by Linx S.A. into STNE Participações S.A.”, entered into on October 2, 2020 (“Protocol and Justification”) and approved by the Extraordinary General Shareholders’ Meetings of Linx and STNE held on November 17, 2020, informs its shareholders as follows.

The Company recommends that this Notice to Shareholders be read in conjunction with the Notices to Shareholders issued on June 16 and 23, 2021 (“June Notices”). Capitalized terms and not defined herein shall have the same definitions ascribed to them in the June Notices.

I.                 Final Adjusted Amount of the Cash Installment

Pursuant to item 1.2 of the Protocol and Justification and as disclosed in the June Notices, on July 7, 2021, STNE will carry out (“Cash Installment Settlement Date”) the payment of the redemption amount of STNE Class A preferred shares to the holders of Linx shares at the end of the trading session of June 25, 2021, in the gross amount of R$ 33.5229 (thirty-three point five two two nine reais) for each STNE Class A preferred share (“Final Adjusted Amount of the Cash Installment”). The Final Adjusted Amount of the Cash Installment already considers all the adjustments and updates provided for in the Protocol and Justification and disclosed in the June Notices, including the projection of the variation of the DI Rate up to the Cash Installment Settlement Date. If there is any change in the projection made, a new Notice to Shareholders will be published by the Company in due course.

For the sake of clarity, the Company informs that all amounts mentioned in this Notice to Shareholders are gross, not considering any tax levied on payments to Linx shareholders, resident or non-resident, which have been detailed in the June Notices. Additionally, we clarify that, considering that the Final Adjusted Amount of the Cash Installment is a fractional amount, the payment of the redemption amount of STNE Class A preferred shares to holders of Linx shares at the end of the trading session of June 25, 2021 may be rounded off, if necessary.

The Company will keep its shareholders and the market in general informed, in accordance with the terms of the applicable legislation and regulations.

São Paulo, July 2, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2021

Linx S.A.

By: /s/ Rafael Martins Pereira

Name: Rafael Martins Pereira

Title: Investor Relations Officer